RESPONSIBLE INVESTING



Sit ESG Growth Fund

SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Fund Details

Inception Dates	6/30/16
Fund Assets	
I Class	$4.5M
S Class	$3.9M
Tickers	
I Class	IESGX
S Class	SESGX
CUSIP Numbers	
I Class	82980D-84-8
S Class	82980D-83-0
Minimum Investment Amounts	
I Class	$100,000
S Class	$5,000
Minimum IRA Investment Amount	
I Class	$100,000
S Class	$2,000
Expense Ratios	
I Class	1.00%
S Class	1.25%

Average Annual Returns (%)



- ● Sit ESG Growth Fund Class I
- ● MSCI World Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit ESG Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase.

Risk-Reward Profile



LOW ▲ HIGH

The Sit ESG Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in large to medium capitalization global companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management





| Roger J. Sit | David A. Brown | Kent L. Johnson | Michael T. Manns |

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

Sit Mutual Funds

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SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| Overview | **Returns** | Risk | Holdings |

Information reported as of March 31, 2021

Average Annual Returns (%)



● Sit ESG Growth Fund Class I
● MSCI World Index

| | | Annualized Returns | | |
	Three Month	One Year	Three Year	Since Inception*
Sit ESG Growth Fund Class I	**2.45**	**44.75**	**12.46**	**12.56**
Sit ESG Growth Fund Class S	**2.40**	**44.34**	**12.17**	**12.28**
MSCI World Index	4.92	54.03	12.81	13.85

*Inception Date of 6/30/16

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class I)	Index
2016	2.01	6.81
2017	23.72	22.40
2018	-7.36	-8.71
2019	26.41	27.67
2020	15.90	15.90

Growth of $10,000

From June 30, 2016 to March 31, 2021



● Sit ESG Growth Fund
● MSCI World Index

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

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SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

Cap Size: Large
Investment Style: Growth

| Overview | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *ESG Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 12 Up Quarters



Down Market Performance

Average 3-Month Returns of 3 Down Quarters



● Sit ESG Growth Fund - Class I
● MSCI World Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, June 30, 2016. For complete performance data see the *ESG Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

| Select a Fund | ⇕ |

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by



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SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of March 31, 2021

Sector Allocation (%)

Click on chart segments for detailed information.

- ■ 19.6 Technology Services
- ■ 12.5 Health Technology
- ■ 11.4 Electronic Technology
- ■ 10.2 Consumer Non-Durables
- ■ 9.8 Finance
- ■ 8.0 Producer Manufacturing
- ■ 5.7 Consumer Services
- ■ 5.4 Retail Trade
- ■ 14.1 Sectors less than 3%
- ■ 3.3 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Microsoft Corp.	5.6
Apple, Inc.	5.3
Alphabet, Inc.	3.1
Home Depot, Inc.	2.7
Allianz SE, ADR	2.7
Adobe, Inc.	2.6
Iberdrola SA, ADR	2.5
Facebook, Inc.	2.5
Sony Group Corp., ADR	2.4
T Rowe Price Group, Inc.	2.4
Numbers of Holdings: 56	Top 10: 31.7

Portfolio Holdings



Complete List of Holdings for the ESG Growth Fund as of March 31, 2021.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

 Sit Mutual Funds

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SIT GLOBAL DIVIDEND GROWTH FUND

Tickers: GDGIX, GDGSX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Fund Details

Inception Dates
I Class	9/30/08
S Class	9/30/08

Fund Assets
I Class	$38.8M
S Class	$3.8M

Tickers
I Class	GDGIX
S Class	GDGSX

CUSIP Numbers
I Class	82980D-88-9
S Class	82980D-87-1

Minimum Investment Amounts
I Class	$100,000
S Class	$5,000

Minimum IRA Investment Amount
I Class	$100,000
S Class	$2,000

Expense Ratios
I Class	1.00%
S Class	1.25%

Average Annual Returns



- Sit Global Dividend Growth Fund Class I
- Sit Global Dividend Growth Fund Class S
- MSCI World Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Global Dividend Growth Fund seeks current income that exceeds the dividend yield of the MSCI World Index® and grows over a period of years and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risk-Reward Profile


LOW   HIGH

The Sit Global Dividend Growth Fund has medium risk and medium reward potentials.

Investment Style

The Fund invests in large cap, growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management





| Roger J. Sit | Kent L. Johnson | Raymond E. Sit |

Notes

Sit Mutual Funds

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SIT GLOBAL DIVIDEND GROWTH FUND

Ticker: GDGIX, GDGSX

Overview	**Returns**	Risk	Holdings

Information reported as of March 31, 2021

Yield (%)

	30-Day SEC Yield
I Share	0.83
S Share	0.59

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



- 🟢 Sit Global Dividend Growth Fund Class I
- 🟤 Sit Global Dividend Growth Fund Class S
- 🟣 MSCI World Index

	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Global Dividend Growth Fund Class I	4.36	49.94	12.98	11.71	8.76	9.71
Sit Global Dividend Growth Fund Class S	4.26	49.63	12.69	11.43	8.49	9.44
MSCI World Index	4.92	54.03	12.81	13.36	9.88	9.34

*Inception Date of 9/30/08

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class I)	Index
2012	13.61	15.83
2013	21.70	26.68
2014	4.03	4.94
2015	-0.93	-0.87
2016	4.96	7.51
2017	19.75	22.40
2018	-9.63	-8.71
2019	26.70	27.67
2020	16.00	15.90
2021	4.36	4.92

Growth of $10,000

From September 30, 2008 to March 31, 2021



- Sit Global Dividend Growth Fund Class I
- MSCI World Index

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

SIT GLOBAL DIVIDEND GROWTH FUND

Cap Size: Large
Investment Style: Blend

Tickers: GDGIX, GDGSX

| Overview | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Return Volatility



● Sit Global Dividend Growth Fund Class I
● MSCI World Index

3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Global Dividend Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 35 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 11 Down Quarters



Falling Market

● Sit Global Dividend Growth Fund Class I
● MSCI World Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 30, 2008. For complete performance data see the *Global Dividend Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

Sit Mutual Funds

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SIT GLOBAL DIVIDEND GROWTH FUND

Ticker: GDGIX, GDGSX

| Overview | Returns | Risk | **Holdings** |

Information reported as of March 31, 2021

Country Allocation (%)



60.5	United States
8.5	Switzerland
8.5	United Kingdom
5.3	Ireland
5.1	Germany
4.0	Australia
2.3	Japan
1.8	Spain
1.9	3 Other Countries less than 1.8%
2.1	Cash and Other Assets

Sector Allocation (%)



16.0	Finance
15.1	Technology Services
12.8	Electronic Technology
12.8	Health Technology
9.0	Producer Manufacturing
8.7	Consumer Non-Durables
3.6	Consumer Services
3.4	Process Industries
16.5	Sectors less than 3.4%
2.1	Cash & Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Microsoft Corp.	6.5
Apple, Inc.	5.5
Johnson & Johnson	2.7
JPMorgan Chase & Co.	2.6
Applied Materials, Inc.	2.6
Accenture, PLC	2.4
Logitech International SA	2.4
Alphabet, Inc.	2.2
Partners Group Holding AG	2.2
Allianz SE, ADR	2.1
Number of Holdings: 63	Top 10: 19.8

Portfolio Holdings



Complete List of Holdings for the Global Dividend Growth Fund as of March 31, 2021.

RECENT ARTICLE

The Case for Dividend Strategies

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by

Sit Mutual Funds

🖨 Print

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Making the world a smaller place

Sit International Growth Fund

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SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

| **Overview** | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Fund Details

Inception Date:	11/1/91
Fund Assets (Millions):	$29.6
Wtd. Avg. Market Cap (Billions):	$100.5
Median Market Cap (Billions):	$46.0
Ticker:	SNGRX
CUSIP:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.50%

Average Annual Returns



● Sit International Growth Fund
● MSCI EAFE Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit International Growth Fund seeks long-term growth by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

Risk-Reward Profile



LOW   ▲   HIGH

The Sit International Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in common stocks of companies domiciled outside the United States.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management





Roger J. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk: principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

| Overview | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Average Annual Returns (%)



	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit International Growth Fund	2.83	51.83	9.46	9.12	5.66	4.62
Morgan Stanley EAFE Index	3.48	44.57	6.02	8.85	5.52	5.57

*Inception Date of 11/1/91

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2012	18.79	17.32
2013	17.56	22.78
2014	-7.88	-4.90
2015	4.86	-0.81
2016	-6.66	1.00
2017	24.02	25.03
2018	-16.27	-13.79
2019	26.17	22.01
2020	18.63	7.82
2021	2.83	3.48

Growth of $10,000

From March 31, 2011 to March 31, 2021



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by

SIT INTERNATIONAL GROWTH FUND

Cap Size: Large
Investment Style: Growth

Ticker: SNGRX

| Overview | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *International Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance
Average 3-Month Returns of 72 Up Quarters



Down Market Performance
Average 3-Month Returns of 41 Down Quarters



● Sit International Growth Fund
● MSCI EAFE Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, November 1, 1991. For complete performance data see the *International Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
[Select a Fund ⇕]

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

| Overview | Returns | Risk | **Holdings** |

Information reported as of March 31, 2021

Country Allocation (%)



- 14.8 Switzerland
- 14.0 United Kingdom
- 11.1 China/Hong Kong
- 9.1 Japan
- 7.8 France
- 6.4 Germany
- 5.1 Australia
- 4.9 Netherlands
- 24.6 10 Other Countries less than 4.9%
- 2.2 Cash and Other Assets

Sector Allocation (%)



- 15.2 Finance
- 13.5 Health Technology
- 12.5 Electronic Technology
- 12.2 Technology Services
- 11.4 Producer Manufacturing
- 9.3 Consumer Non-Durables
- 3.8 Consumer Durables
- 3.0 Utilities
- 16.9 Sectors less than 3%
- 2.2 Cash & Other Net Assets

Top 10 Holdings

Company	% of Net Assets
ASML Holding NV	3.0
Schneider Electric SE	2.6
Logitech International SA	2.3
LG Chem, Ltd.	2.3
Sony Group Corp., ADR	2.3
Tencent Holdings, Ltd.	2.1
Partners Group Holding AG	2.1
Nestle SA	2.1
Iberdrola SA	2.0
Allianz SE	1.9
Numbers of Holdings: 80	Top 10: 22.8

Portfolio Holdings



Complete List of Holdings for the International Growth Fund as of March 31, 2021.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by

Sit Mutual Funds



Grab something from industry giants

Sit Large Cap Growth Fund

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

| Overview | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Fund Details

Inception Date:	9/2/82
Fund Assets (Millions):	$159.2
Wtd. Avg. Market Cap (Billions):	$635.0
Median Market Cap (Billions):	$128.6
Ticker:	SNIGX
CUSIP:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.00%

Average Annual Returns



Legend: ● Sit Large Cap Growth Fund ● Russell 1000® Growth Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Large Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in Domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

Risk-Reward Profile



LOW ▲ HIGH

The Sit Large Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in large cap, growth-oriented stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   Ronald D. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

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SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

| Overview | Returns | Risk | Holdings |

Information reported as of March 31, 2021

Average Annual Returns (%)



| | Annualized Returns | | | | | |
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Large Cap Growth Fund	2.51	61.18	20.30	18.70	14.42	10.93
Russell 1000® Growth Index	0.94	62.74	22.80	21.05	16.63	12.19

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2012	13.96	15.26
2013	29.21	33.48
2014	10.97	13.05
2015	4.47	5.67
2016	4.36	7.08
2017	27.83	30.21
2018	-3.11	-1.51
2019	32.81	36.39
2020	33.94	38.49
2021	2.51	0.94

Growth of $10,000

From March 31, 2011 to March 31, 2021



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⬍

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Prospectus contains this and other important Fund information and may be obtained by

🖨 Print

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SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Cap Size: Large
Investment Style: Growth

| Overview | Returns | **Risk** | Holdings |

Information reported as of March 31, 2021

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Large Cap Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 108 Up Quarters



Down Market Performance

Average 3-Month Returns of 45 Down Quarters



● Sit Large Cap Growth Fund
● Russell 1000® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Large Cap Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report



Sit Mutual Funds

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| *Mutual Funds* | *Account Management* | *Retirement and Education Plans* | *Forms and Publications* | *Firm Information* | | Q |

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SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of March 31, 2021

Sector Allocation (%)

Click on chart segments for detailed information.

- 34.1 Technology Services
- 19.1 Electronic Technology
- 8.8 Health Technology
- 8.5 Retail Trade
- 5.4 Consumer Non-Durables
- 5.0 Consumer Services
- 3.8 Finance
- 3.1 Producer Manufacturing
- 11.5 Sectors less than 3%
- 0.7 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Apple, Inc.	10.2
Microsoft Corp.	8.7
Amazon.com, Inc.	6.1
Alphabet, Inc.	5.9
Facebook, Inc.	3.9
Applied Materials, Inc.	3.0
Visa, Inc.	2.9
UnitedHealth Group, Inc.	2.7
PayPal Holdings, Inc.	2.7
Broadcom, Inc.	2.3
Numbers of Holdings: 65	Top 10: 48.3

Portfolio Holdings

 *Complete List of Holdings for the Large Cap Growth Fund as of March 31, 2021.*

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.   It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by

calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.